UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Obalon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67424L100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67424L100

1.	Name of Reporting Persons Okapi Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 550,270 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 550,270 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 550,270 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Okapi Ventures, L.P. (“Fund I”), Okapi Venture Partners, LLC (“GP I”) Okapi Ventures II, L.P. (“Fund II”), Okapi Venture Partners II, LLC (“GP II”) Sharon Stevenson (“Stevenson”) and Marc Averitt (“Averitt” and, together with Fund I, GP I, Fund II, GP II, and Stevenson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 546,233 shares held by Fund I and 4,037 shares issuable upon exercise of a warrant held by Fund I. GP I is the general partner of Fund I. GP I has voting and investment control over the shares held by Fund I. Stevenson and Averitt are the managing members of GP I. GP I, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund I.
(3)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock ) outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

CUSIP No. 67424L100

1.	Name of Reporting Persons Okapi Venture Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 550,270 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 550,270 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 550,270 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Okapi Ventures, L.P. (“Fund I”), Okapi Venture Partners, LLC (“GP I”) Okapi Ventures II, L.P. (“Fund II”), Okapi Venture Partners II, LLC (“GP II”) Sharon Stevenson (“Stevenson”) and Marc Averitt (“Averitt” and, together with Fund I, GP I, Fund II, GP II, and Stevenson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 546,233 shares held by Fund I and 4,037 shares issuable upon exercise of a warrant held by Fund I. GP I is the general partner of Fund I. GP I has voting and investment control over the shares held by Fund I. Stevenson and Averitt are the managing members of GP I. GP I, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund I.
(3)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

CUSIP No. 67424L100

1.	Name of Reporting Persons Okapi Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 341,235 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 341,235 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 341,235 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Okapi Ventures, L.P. (“Fund I”), Okapi Venture Partners, LLC (“GP I”) Okapi Ventures II, L.P. (“Fund II”), Okapi Venture Partners II, LLC (“GP II”) Sharon Stevenson (“Stevenson”) and Marc Averitt (“Averitt” and, together with Fund I, GP I, Fund II, GP II, and Stevenson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Fund II. GP II is the general partner of Fund II. GP II has voting and investment control over the shares held by Fund II. Stevenson and Averitt are the managing members of GP II. GP II, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund II.
(3)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

CUSIP No. 67424L100

1.	Name of Reporting Persons Okapi Ventures Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 341,235
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 341,235
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 341,235
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Okapi Ventures, L.P. (“Fund I”), Okapi Venture Partners, LLC (“GP I”) Okapi Ventures II, L.P. (“Fund II”), Okapi Venture Partners II, LLC (“GP II”) Sharon Stevenson (“Stevenson”) and Marc Averitt (“Averitt” and, together with Fund I, GP I, Fund II, GP II, and Stevenson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Fund II. GP II is the general partner of Fund II. GP II has voting and investment control over the shares held by Fund II. Stevenson and Averitt are the managing members of GP II. GP II, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund II.
(3)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

CUSIP No. 67424L100

1.	Name of Reporting Persons Sharon Stevenson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,625 (2)
	6.	Shared Voting Power 891,505 (3)
	7.	Sole Dispositive Power 24,625 (2)
	8.	Shared Dispositive Power 891,505 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,130 (2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by Okapi Ventures, L.P. (“Fund I”), Okapi Venture Partners, LLC (“GP I”) Okapi Ventures II, L.P. (“Fund II”), Okapi Venture Partners II, LLC (“GP II”) Sharon Stevenson (“Stevenson”) and Marc Averitt (“Averitt” and, together with Fund I, GP I, Fund II, GP II, and Stevenson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares underlying options exercisable within 60 days of December 31, 2017.
(3)	The shares are held by Fund I and Fund II. GP I and GP II are the general partners of Fund I and Fund II respectively. GP I and GP II have voting and investment control over the shares held by Fund I and Fund II respectively. Stevenson and Averitt are the managing members of each of GP I and GP II. GP I, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund I. GP II, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund II.
(4)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

CUSIP No. 67424L100

1.	Name of Reporting Persons Marc Averitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 891,505 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 891,505 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 891,505 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by Okapi Ventures, L.P. (“Fund I”), Okapi Venture Partners, LLC (“GP I”) Okapi Ventures II, L.P. (“Fund II”), Okapi Venture Partners II, LLC (“GP II”) Sharon Stevenson (“Stevenson”) and Marc Averitt (“Averitt” and, together with Fund I, GP I, Fund II, GP II, and Stevenson, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Fund I and Fund II. GP I and GP II are the general partners of Fund I and Fund II respectively. GP I and GP II have voting and investment control over the shares held by Fund I and Fund II respectively. Stevenson and Averitt are the managing members of each of GP I and GP II. GP I, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund I. GP II, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund II.
(3)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

Item 1.

(a)	Name of Issuer

Obalon Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5421 Avenida Encinas, Suite F

Carlsbad, California 92008

Item 2.

(a)	Name of Person Filing

Okapi Ventures, L.P. (“Fund I”)

Okapi Ventures Partners, LLC (“GP I”)

Okapi Ventures II, L.P. (“Fund II”)

Okapi Ventures Partners II, LLC (“GP II”)

Sharon Stevenson (“Stevenson”)

Marc Averitt (“Averitt”)

(b)	Address of Principal Business Office or, if none, Residence

The address for each of Okapi Ventures, L.P., Okapi Ventures Partners, LLC, Okapi Ventures II, L.P., Okapi Ventures Partners II, LLC, Sharon Stevenson and Marc Averitt is 1590 S. Coast Highway, #10, Laguna Beach, CA 92651

(c)	Citizenship

All of the entities reporting on this Schedule 13G were organized in Delaware. Mr. Averitt and Ms. Stevenson are citizens of the United States.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

67424L100

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a)	Amount beneficially owned as of December 31, 2017:

Beneficial Owner	Shares		Percent of Common
			Stock (5)
Fund I	550,270	(1)	3.2%
GP I (2)	550,270		3.2%
Fund II	341,235		2.0%
GP II (3)	341,235		2.0%

Beneficial Owner	Shares		Percent of Common
			Stock (5)
Stevenson (2)(3)	916,130	(4)	5.2%
Averitt (2)(3)	891,505		5.1%

(1)	Includes 4,037 shares issuable upon exercise of a warrant held by Fund I.
(2)	The shares are held by Fund I. GP I is the general partner of Fund I. GP I has voting and investment control over the shares held by Fund I. Stevenson and Averitt are the managing members of GP I. GP I, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund I.
(3)	The shares are held by Fund II. GP II is the general partner of Fund II. GP II has voting and investment control over the shares held by Fund II. Stevenson and Averitt are the managing members of GP II. GP II, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund II.
(4)	Consists of shares underlying options exercisable within 60 days of December 31, 2017.
(5)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

(b)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Fund I	0
GP I	0
Fund II	0
GP II	0
Stevenson	24,625	(4)
Averitt	0

(ii) Shared power to vote or to direct the vote

Fund I	550,270	(1)(2)
GP I	550,270	(1)(2)
Fund II	341,235	(3)
GP II	341,235	(3)
Stevenson	891,505	(2)(3)
Averitt	891,505	(2)(3)

(iii) Sole power to dispose or to direct the disposition of

Fund I	0
GP I	0
Fund II	0
GP II	0
Stevenson	24,625	(4)
Averitt	0

(iv) Shared power to dispose or to direct the disposition of

Fund I	550,270	(1)(2)
GP I	550,270	(1)(2)
Fund II	341,235	(3)
GP II	341,235	(3)
Stevenson	891,505	(2)(3)
Averitt	891,505	(2)(3)

(1)	Includes 4,037 shares issuable upon exercise of a warrant held by Fund I.

(2)	The shares are held by Fund I. GP I is the general partner of Fund I. GP I has voting and investment control over the shares held by Fund I. Stevenson and Averitt are the managing members of GP I. GP I, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund I.
(3)	The shares are held by Fund II. GP II is the general partner of Fund II. GP II has voting and investment control over the shares held by Fund II. Stevenson and Averitt are the managing members of GP II. GP II, Stevenson and Averitt may be deemed to indirectly beneficially own the securities held by Fund II.
(4)	Consists of shares underlying options exercisable within 60 days of December 31, 2017.
(5)	The Common Stock beneficial ownership percentage is based on a total of 17,441,817 shares of Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 3, 2017.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of a Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

OKAPI VENTURES, L.P.		OKAPI VENTURES II, L.P.

By:	Okapi Venture Partners, LLC	By:	Okapi Venture Partners II, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sharon Stevenson	By:	/s/ Sharon Stevenson
	Name: Sharon Stevenson		Name: Sharon Stevenson
	Title: Managing Director		Title: Managing Director

OKAPI VENTURE PARTNERS, LLC		OKAPI VENTURE PARTNERS II, LLC

By:	/s/ Sharon Stevenson	By:	/s/ Sharon Stevenson
	Name: Sharon Stevenson		Name: Sharon Stevenson
	Title: Managing Director		Title: Managing Director

By:	/s/ Sharon Stevenson
SHARON STEVENSON

By:	/s/ Marc Averitt
MARC AVERITT

EXHIBITS

A:	Joint Filing Agreement